Via Facsimile and U.S. Mail
Mail Stop 4720

March 5, 2010

Mr. George Migausky
EVP & Chief Financial Officer
Dyax Corp.
300 Technology Square
Cambridge, MA 02139

Re: Dyax Corp.
Form 10-K for the Fiscal Year Ended December 31, 2008
Definitive Proxy Statement on Schedule 14A filed April 15, 2009
File No. 0-24537

Dear Mr. Migausky:

       We have reviewed your January 22, 2010 response to our December 23, 2010 comment letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or interim filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended December 31, 2008

Business

Our Key Product Development Licenses and Collaborations, page 6

1. We note your response to our prior comment 1 from our letter dated December 23, 2009 and the accompanying draft disclosure. Please expand your proposed disclosure to include the following:

    - The duration and termination provisions of your license agreement with Fovea; and

    - The aggregate milestone payments that you are eligible to receive under your license agreement with MedImmune (formerly CAT) relating to antibody phage display patents.

Also, please note that we will not be in a position to clear our review of this filing until your license agreement with Fovea has been publicly filed.

Notes to Consolidated Financial Statements
4. Strategic Collaborations
Sanofi-aventis, page 61

2. Refer to your response to our comment 6. Please provide us your propose revised disclosure to be provided in your 2009 Form 10-K with regards to clarifying that there are two separate agreements between the company and Sanofi-aventis.

3. Your response indicates that the company could not establish a fair value for the additional quantities of antibody library and material updates and therefore, all the deliverables within the arrangement was accounted for as a single unit of account. Since the company sells the libraries to third parties, it would appear that the fair value for the antibody library could be determined and therefore accounted for as a separate unit of account. Please clarify why you are not able to determine the fair value for your antibody library, the additional quantities of antibody library and material updates.

Schedule 14A

Annual Bonus, page 22

4. We note your response to our prior comment 10 and the accompanying draft disclosure. To the extent that your corporate goals included other key objectives that you believe should remain confidential, please explain to us in your response what these objectives were, how they were weighted, the extent to which they were met, and how the Compensation Committee will factor this level of achievement into the annual bonus that will be awarded. We will not be in a position to judge your ability to keep that information confidential until we understand what the particular objectives were and the reasons why the disclosure of such objectives would cause you substantial commercial harm. Note that you may request Rule 83 treatment for any commercially sensitive portions of your response.

5. In addition, please expand your draft disclosure to:

   - Quantify, in the section titled "Corporate Performance," the goals that appear quantifiable, such as the goal related to revenues supporting debt payments and the goal related to adequate liquidity;

   - Discuss the relative weight accorded by the Compensation Committee to each performance objective, to the extent some factors are more important than others;

- Include a discussion of how the Compensation Committee translated the extent of achievement of the corporate goals to arrive at the specified performance score;

- Include each of the individual performance goals set for each named executive officer to be used in determining the officers' individual performance scores, both objective and subjective; and

- As in the discussion of corporate performance, include a discussion of how the Compensation Committee translated the extent of achievement of the individual goals to arrive at the specified performance score.

* * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

Please contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Michael Rosenthall, Staff Attorney, at (202) 551-3674 or Dan Greenspan, Special Counsel, at (202) 551-3623 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant